

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2017

Stamatios Tsantanis
Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece

> **Re:** **Seanergy Maritime Holdings Corp.**
> **Post-Effective Amendment to Form F-1 on Form F-3**
> **Filed March 17, 2017**
> **File Nos. 333-214322 and 333-214967**

Dear Mr. Tsantanis:

We have reviewed your post-effective amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us why you believe that you are eligible to use Form F-3 for the offering. In this regard, tell us the extent to which you considered General Instruction I.B.4 of Form F-3.

Cover Page

Explanatory Note

2. We note that you have filed a combined prospectus under both registration statement file numbers (file nos. 333-214322 and 333-214967). Please withdraw the post-effective amendment with a file number of 333-214322, or tell us why you believe the filing is appropriate. In this regard, Securities Act Rule 429(a) calls for the filing of a combined prospectus in the latest registration statement. As such, please update the combined

prospectus to cover all information from both registration statements, as necessary. For instance we note that post-effective amendment file number 333-214967 only incorporates by reference exhibit 5.1 from file number 333-214967.

Financial Statements

3. We remind you of the requirements to update your financial statements and related disclosures throughout the filing to comply with Rule 3-12 of Regulation S-X. Please file updated financial statements and an updated auditor's consent with your next amendment.

Exhibits

4. We note that Seward & Kissel appears to have provided a short form tax opinion in its Form F-1, file no. 333-214322 and that the prospectus tax discussion has been modified in the post-effective amendment. Please revise the disclosure in this section to address the disclosure in the combined prospectus, to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and to clearly articulate and identify the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF). As such, please also file an updated exhibit 8.1 short form opinion or tell us why that is not necessary. Please also revise to delete your characterization of the tax consequences in the prospectus as a "summary," if you intend to use a "short form" tax opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure